November 13, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
HF Enterprises Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of HF Enterprises Inc. (the “Company”), we hereby confidentially submit through EDGAR one complete copy of Confidential Draft Submission No. 1 to the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures
cc:
Mr. Chan Heng Fai

Mr. Michael Gershon